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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO.                )

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	⌧
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that  is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Nordic Waterproofing Holding AB
(Name of Subject Company)

Not Applicable
(Translation of Subject Company’s Name into English (if applicable))

Sweden
(Jurisdiction of Subject Company’s Incorporation or Organization)

Per-Olof Schrewelius
(Name of Person(s) Furnishing Form)

Shares
(Title of Class of Subject Securities)

Not Applicable
(CUSIP Number of Class of Securities (if applicable))

Nordic Waterproofing Holding AB
Per-Olof Schrewelius
Chief Financial Officer
Rönnowsgatan 12,
SE-252 25 Helsingborg, Sweden
+46 707 82 79 58
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

September 11, 2020
(Date Tender Offer/Rights Offering Commenced)

* An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.

SEC 2560 (12-08)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) The following documents are published in Sweden as an exhibit to this Form:

Exhibit No.	Description

99.1	English translation of Admission to trading of shares in Nordic Waterproofing Holding AB on Nasdaq Stockholm - Prospectus, dated September 11, 2020

99.2	English translation of Merger plan regarding the merger between Nordic Waterproofing Holding AB and Nordic Waterproofing Holding A/S, dated September 11, 2020

99.3	Merger Statement in connection with the proposal for merger between Nordic Waterproofing Holding A/S and Nordic Waterproofing Holding AB by the Board of Directors, dated September 11, 2020

(b) Not applicable.

Item 2. Informational Legends

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in each of the exhibits hereto.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1) Written irrevocable consents and powers of attorney on Form F-X are being filed concurrently with the Securities and Exchange Commission on September 14, 2020.

(2) Not applicable

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Per-Olof Schrewelius
(Signature)

Per-Olof Schrewelius, Chief Financial Officer
(Name and Title)

September 14, 2020
(Date)